Issuer Free Writing Prospectus dated May 9, 2014

Supplementing the Preliminary Prospectuses dated May 5, 2014

Filed pursuant to Rule 433

Registration Nos. 333-194869 and 333-195822

This free writing prospectus of Iridium Communications Inc. (the “Company”) relates only to the securities described in, and should be read together with, two preliminary prospectus supplements, each dated May 5, 2014 (the “Preliminary Prospectuses”), the accompanying base prospectus and the Registration Statement on Form S-3 (File No. 333-194869) of the Company, as filed with the Securities and Exchange Commission on March 28, 2014, and the Registration Statement on Form S-3 pursuant to Rule 462(b) (File No. 333-195822) (collectively, as so amended, the “Registration Statement”), including the sections entitled “Risk Factors,” before deciding to invest in the securities described below.

The following information will be set forth in the final prospectus supplements to the Registration Statement, to be filed with the Securities and Exchange Commission, and updates the information contained in the Preliminary Prospectuses. Unless the context requires otherwise, the words “we,” “us,” “our,” “Company” and “Iridium” refer to Iridium Communications Inc.

Pricing Term Sheet

Concurrent Offerings of

7,377,050 Shares of Common Stock

(the “Common Stock Offering”)

and

500,000 Shares of 6.75% Series B Cumulative Perpetual Convertible Preferred Stock

(the “Series B Preferred Stock Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Series B Preferred Stock Offering and should be read together with (i) the preliminary prospectus supplement dated May 5, 2014 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated April 11, 2014 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering) and (ii) the preliminary prospectus supplement dated May 5, 2014 relating to the Series B Preferred Stock Offering (the “Series B Preferred Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated April 11, 2014 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Series B Preferred Stock Offering), of the Company. Neither the Common Stock Offering nor the Series B Preferred Stock Offering is contingent on the completion of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Series B Preferred Stock Preliminary Prospectus Supplement, as applicable.

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Based on the terms of the offerings described below, and pursuant to the terms of a stock purchase agreement (the “Stock Purchase Agreement”) dated May 2, 2014 between the Company and Baron Growth Fund, VY Baron Growth Portfolio and LVIP Baron Growth Opportunities (together, “Baron”), the Company will be obligated to deliver to Baron, on or prior to August 10, 2014, up to approximately 504,413 shares of its common stock, par value $0.001 per share (the “Common Stock”), as determined in accordance with the formula set forth in the Stock Purchase Agreement and subject to the terms of the Stock Purchase Agreement.

Issuer:	Iridium Communications Inc.

Trade Date:	May 9, 2014

Settlement Date:	May 14, 2014

Funding Plan:	We estimate the aggregate costs associated with the design, build and launch of Iridium NEXT and related infrastructure upgrades through 2017 to be approximately $3 billion. Our funding plan for these costs includes the substantial majority of the funds available under our $1.8 billion loan facility, or the Credit Facility, together with cash and marketable securities on hand, internally generated cash flows, including potential cash flows from hosted payloads and Iridium PRIMESM, and the proceeds from these offerings. We currently use the credit facility to pay 85% of each invoice we receive from Thales under their contract for the development and construction of our Iridium NEXT satellites, with the remaining 15% funded from cash on hand. We also utilize the Credit Facility to fund a portion of the interest under the Credit Facility and COFACE insurance premiums. Once the Credit Facility is fully drawn, we expect to pay 100% of each invoice we receive from Thales and all interest on the Credit Facility from cash and marketable securities on hand, internally generated cash flows, including potential cash flows from hosted payloads and Iridium PRIME, and with the proceeds from these offerings.

Common Stock Offering

Title of Securities:	Common stock, par value $0.001 per share (the “common stock”), of the Company

Ticker Symbol (Exchange):	IRDM (NASDAQ Global Select Market)

Securities Offered:	7,377,050 shares

Underwriters’ Option to Purchase Additional Shares of Common Stock:	Up to an additional 1,106,558 shares that the underwriters for the Common Stock Offering have the option to purchase

Last Reported Sale Price of Common Stock on May 8, 2014:	$6.13 per share

Public Offering Price:	$6.10 per share

Net Proceeds:	Approximately $42,525,000 (or approximately $48,937,500 if the underwriters exercise their option to purchase additional shares of common stock in full), in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company

CUSIP / ISIN:	46269C102/US46269C1027

Joint Book-Running Managers:	Raymond James & Associates, Inc. Deutsche Bank Securities Inc. William Blair & Company, L.L.C.

Series B Preferred Stock Offering

Issuer:	Iridium Communications Inc.

Offering Type:	SEC Registered

Title of Securities:	6.75% Series B Cumulative Perpetual Convertible Preferred Stock (the “series B preferred stock”)

Securities Offered:	500,000

Term:	Perpetual

Liquidation Preference per Share:	$250

Dividend Rate (cumulative):	6.75% per annum (payable quarterly)

Net Proceeds:	Approximately $121,025,000, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company

Issue Price:	100% of liquidation preference

Reference Price:	$6.10 (Public Offering Price of equity)

Initial Conversion Rate:	33.4560 shares of Iridium common stock for each share of series B preferred stock (equivalent to an initial conversion price of approximately $7.47 per share)

Conversion Premium:	22.5% above the reference price

Conversion Right:	Holders may convert some or all of their outstanding shares of series B preferred stock at the initial conversion rate (subject to adjustment).

Company Conversion Option:	The Company may not convert the shares of series B preferred stock prior to May 15, 2019. On or after May 15, 2019, the Company may, at its option, convert some or all of the series B preferred stock into that number of shares of common stock that are issuable at the then-applicable conversion rate; provided that (i) the daily volume-weighted average price of Iridium’s common stock equals or exceeds 150% of the then-applicable conversion price per share of the series B preferred stock for at least 20 trading days in a period of 30 consecutive trading days (including the last trading day of such period) ending on the trading day immediately prior to the issuance of notice of the exercise of Iridium’s conversion option, and (ii) on or prior to the effective date of the conversion, Iridium has either declared and paid, or declared and set apart for payment, any unpaid dividends that are in arrears on the series B preferred stock.

Special Rights of Series B Preferred Stock upon a Fundamental Change:	In the event of a fundamental change, holders may convert some or all of their series B preferred stock into the greater of (i) a number of shares of common stock at the then-applicable conversion rate plus a make-whole premium, if any, and (ii) a number of shares of common stock equal to the lesser of (a) the liquidation preference divided by the Market Value (as defined in the Prospectus) of the common stock on the effective date of such fundamental change and (b) 81.9672 (subject to adjustment).

Fundamental Change Optional Redemption:	If a holder of series B preferred stock chooses not to exercise its special conversion right in connection with a fundamental change as described above, Iridium will have the option to redeem the series B preferred stock, in whole but not in part, within 90 days after the last day of the related fundamental change conversion period for cash at $250 per share, plus accrued and unpaid dividends (whether or not earned or declared) to, but not including, the redemption date.

Adjustment to Conversion Rate upon a Make-Whole Adjustment Event:

The following table sets forth the stock price paid, or deemed paid, per share of our common stock in a transaction that constitutes a fundamental change, the effective date and the make-whole premium (expressed as the number of additional shares of common stock that will be added to the conversion rate) to be paid upon a conversion in connection with the fundamental change:

	Stock Price
Effective Date	$6.10	$8.00	$9.00	$10.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00
May 15, 2014	7.5276	7.3828	6.8387	5.8349	4.1605	3.1432	2.4644	1.9804	1.3371	0.9319	0.6577	0.4641	0.2217	0.0000
May 15, 2015	7.5276	6.8448	6.1837	5.2076	3.6259	2.7032	2.1056	1.6882	1.1406	0.7972	0.5637	0.3978	0.1883	0.0000
May 15, 2016	7.5276	6.2311	5.4324	4.4702	2.9774	2.1645	1.6653	1.3295	0.9000	0.6325	0.4492	0.3175	0.1487	0.0000
May 15, 2017	7.5276	5.6261	4.6424	3.6565	2.2268	1.5370	1.1584	0.9211	0.6301	0.4495	0.3236	0.2313	0.1091	0.0000
May 15, 2018	7.5276	4.9632	3.7020	2.6106	1.2065	0.7110	0.5142	0.4105	0.2871	0.2080	0.1516	0.1094	0.0513	0.0000
May 15, 2019 or thereafter	7.5276	4.6970	3.0873	1.5421	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•	between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	in excess of $60.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	less than $6.10 per share (subject to adjustment), no additional shares will be issued upon conversion.

In any event, the maximum conversion rate will not exceed 40.9836.

Listing:	The Nasdaq Global Select Market under the symbol “IRDM.B”

Dividend Payment Dates:	March 15, June 15, September 15 and December 15, commencing September 15, 2014

Trade Date:	May 9, 2014

Settlement Date:	May 14, 2014

CUSIP/ISIN:	46269C 409/US46269C4096

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Raymond James & Associates, Inc.

Co-Managers	Canaccord Genuity Inc. SG Americas Securities, LLC

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Common Stock Preliminary Prospectus Supplement, in the case of the Common Stock Offering, and the Series B Preferred Stock Preliminary Prospectus Supplement, in the case of the Series B Preferred Stock Offering, and, in each case, the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter or dealer participating in the Common Stock Offering or the Series B Preferred Stock Offering will arrange to send you the prospectus and the applicable prospectus supplement if you request it by contacting: Deutsche Bank Securities Inc., by telephone at 1-800-503-4611 or by email at prospectus.CPDG@db.com or Raymond James & Associates, Inc., by telephone at 1-800-248-8863 or by email at prospectus@raymondjames.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.